May 11, 2007

CITADEL AND ION MEDIA NETWORKS ANNOUNCE EARLY TERMINATION OF HSR WAITING PERIOD IN CONNECTION WITH TENDER OFFER

West Palm Beach and Chicago -- ION Media Networks, Inc. [AMEX: ION] and affiliates of Citadel Investment Group, L.L.C. today announced that the Federal Trade Commission (FTC) and the Antitrust Division of the United States Department of Justice have granted early termination of the mandatory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the cash tender offer by Citadel for all outstanding shares of ION’s Class A common stock at a price of $1.46 per share.

The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of Friday, June 1, 2007.  More information about the tender offer and related transactions is detailed in an Offer to Purchase that was mailed to ION’s Class A common stockholders on May 4, 2007.  All stockholders are encouraged to carefully read the Offer to Purchase and related materials in full.

About ION Media Networks

ION Media Networks, Inc. owns and operates the nation’s largest broadcast television station group and ION Television, reaching over 90 million U.S. television households via its nationwide broadcast television, cable and satellite distribution systems. ION Television currently features popular TV series and movies from the award-winning libraries of Warner Bros., Sony Pictures Television, and CBS Television, among others. ION Media has also partnered with RHI Entertainment, which owns over 4,000 hours of acclaimed television content, to provide weekend primetime programming beginning in June 2007. Utilizing its digital multicasting capability, the company has launched several digital TV brands, including qubo, a television and multimedia network for children formed in partnership with several leading media and entertainment companies, and ION Life, a television and multimedia network dedicated to health and wellness for consumers and families. For more information, visit www.ionmedia.tv.

About Citadel Investment Group

Citadel is a leading institution in the alternative investment management, services and capital markets arenas. Since its founding in 1990, Citadel has expanded to deploy investment capital across a highly diversified set of proprietary investment strategies around the world and to deliver a range of capital markets, alternative investment management and alternative investment services. The Citadel group of companies employ over 1,000 professionals at headquarters in Chicago and across offices around the world, including New York, San Francisco, London, Hong Kong and Tokyo.

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Media Relations Contacts:

For Ion
Joe LoBello
Brainerd Communications
(212) 986-6667
lobello@braincomm.com

For Citadel
Bryan Locke
(312) 395-3285
Bryan.Locke@citadelgroup.com